[Letterhead of Orrick Herrington & Sutcliffe LLP]

November 13, 2015

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Credit Account Master Trust
American Express Receivables Financing Corporation III LLC
American Express Receivables Financing Corporation IV LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed October 20, 2015
Response to SEC Comment Letter dated November 3, 2015
File Nos. 333-205964; 333-205964-01 and 333-205964-02

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation III LLC (“RFC III”) and American Express Receivables Financing Corporation IV (“RFC IV”), as depositors (the “Depositors”) to the American Express Credit Account Master Trust (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated November 3, 2015, providing comments to Amendment No. 1 to the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on October 20, 2015 by the Depositors and the Issuing Entity. The Depositors, American Express Centurion Bank (“Centurion”) and American Express Bank, FSB (“FSB”), as sponsors (the “Sponsors”), and American Express Travel Related Services Company, Inc., as servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form SF-3 (“Amendment No. 2”), dated November 13, 2015, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 2 and used in the following responses without definition, have the meanings specified in Amendment No. 2. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 2.

Ms. Katherine W. Hsu

November 13, 2015

The Issuing Entity, page 31

Comment 1:	We note your response to prior comment 7; however, we still note some remaining references to participation interests, including on page 90 of the prospectus and in Annex I. Please revise.

Response:	In response to Comment 1, American Express has revised the disclosure on pages 90 and A-I-1 to remove the remaining references to participation interests.

The Trust Portfolio

Pool Asset Review, page 32

Comment 2:	We note your response to prior comment 8. In particular, we note that you do not believe that the assistance provided by the third party described on page 33 constitutes “due diligence services” as defined in Exchange Act Rule 17g-10(d)(1). Please provide us with your legal analysis of why the assistance provided by the third party is not covered by the definition of “due diligence services.”

Response:	The third party assistance described on page 33 of the disclosure involves the performance of agreed-upon procedures by an accounting firm engaged in connection with American Express’ preparation of the quantitative disclosure relating to the receivables presented in the prospectus (including the tables presented in Annex I and Annex II).

In order for a third party’s activities to fall within the scope of the definition of “due diligence services” in Exchange Act Rule 17g-10(d)(1), the following two facts must apply:

(1)	the activities must involve a review of the assets underlying an asset-backed security; and

(2)	the review must be conducted for the purpose of making findings with respect to one or more of the matters specified in clauses (i) through (v) of the definition, the most relevant to this analysis being clauses (i) and (v).

Ms. Katherine W. Hsu

November 13, 2015

In cases where activities constitute due diligence services because they involve an assessment of the accuracy of information or data provided about the underlying assets, as contemplated by clause (i) of the definition of “due diligence services,” the third party is comparing such information or data against the actual underlying assets. In other words, the third party is going to the “source” of accurate information or data on the underlying assets – the assets themselves.

American Express does not engage the accounting firm to conduct a review of the underlying assets, and the accounting firm makes no findings with respect to the accuracy of any information or data about the underlying assets provided, directly or indirectly, by American Express. Rather, American Express engages the accounting firm to:

•	compare certain quantitative data disclosed in the prospectus supplement to reports prepared by American Express containing aggregated pool-level information about the underlying assets;

•	perform certain recalculations with respect to such information; and

•	report its findings.

The accounting firm’s agreed-upon procedure letter includes a description of the agreed-upon procedures performed and the results of the procedures. The procedures performed, however, do not include a review of the underlying assets. Further, the letter expressly indicates that the accounting firm provides no opinion or any other assurance regarding the accuracy, completeness or appropriateness of the information provided to it by American Express.

In the commentary that accompanied the adoption of Rule 17g-10, the Commission addressed whether agreed-upon procedures performed by accounting firms should be considered due diligence services. The Commission addressed three types of agreed-upon procedure engagements:

(1)	comparing the loan tape to the loan file;

(2)	recalculating projected future cash flows due to investors; and

Ms. Katherine W. Hsu

November 13, 2015

(3)	performing procedures that address other information included in the offering document.[1]

While the Commission expressed the position that the second and third types of engagements would not constitute due diligence services under Rule 17g-10(d)(1), it indicated that the first type of engagement involving a comparison of a loan tape to the loan file would. As a basis for this position, the Commission focused on the fact that such a “tape-to-file” review involves a review of the underlying assets (i.e., the loan file) to assess the accuracy of the information or data provided about the underlying assets (i.e., the loan tape).[2] As discussed above, this type of engagement is fundamentally different from the agreed-upon procedure engagement performed by the accounting firm engaged by American Express, which involves a comparison of the aggregated pool-level reports prepared by American Express to the prospectus disclosure in order to assess whether the prospectus disclosure agrees with the information contained in the reports. The engagement of the accounting firm by American Express does not address or result in any findings with respect to the accuracy of any information or data about the underlying assets. At no point does the engaged accounting firm review, or compare any information against, the underlying assets themselves. Such a procedure therefore falls in the third category of agreed-upon procedure engagements and thus outside the scope of the definition of “due diligence services.”

Finally, the Commission confirmed in its commentary, with respect to the “catchall” provision in clause (v) of the definition of “due diligence services” and the definition more generally, that the definition is “not intended to bring within the definition’s scope activities that are performed today in connection with the issuance of an Exchange Act-ABS that are not commonly understood as being third-party due diligence services.”[3] Agreed-upon procedure engagements akin to the procedures performed by the accounting firm engaged by American Express in connection with the preparation of the prospectus disclosure relating to the receivables are not commonly understood in the securitization market as being third-party due diligence services. Indeed, for the reasons set forth above, such engagements, both before and since the adoption of Rule 17g-10, are widely understood in the securitization market as outside the scope of due diligence services.

[1]	Nationally Recognized Statistical Rating Organizations, 79 Fed. Reg. 55,078, 55,193 (September 15, 2014).
[2]	Id. at 55,193.
[3]	Id. at 55,192.

Ms. Katherine W. Hsu

November 13, 2015

Series Provisions

Credit Enhancement – [Additional Credit Enhancement], page 51

Comment 3:	We note your response to prior comment 13 and reissue in part. While we note that you have deleted additional types of credit enhancement features and that you do not view any additional credit enhancement features as reasonably contemplated at this time other than a derivative agreement or a supplemental credit enhancement agreement, it is unclear what you mean by “a supplemental credit enhancement agreement.” Please revise to clarify what specific type of credit enhancement would be covered by such an agreement.

Response:	In response to Comment 3, American Express has revised the disclosure on pages 6, 51 and 79 to remove references to “supplemental credit enhancement agreements.”

The Pooling and Servicing Agreement Generally

Resolution of Repurchase Disputes, page 71

Comment 4:	We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party within 30 days of the end of the 180-day period. Please revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

Response:	In response to Comment 4, American Express has revised the disclosure on page 71.

Comment 5:	We note your disclosure “[b]y selecting arbitration, the requesting party will give up the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise.

Response:	In response to Comment 5, American Express has revised the disclosure on page 71 to clarify that a requesting party has access to all methods available to resolve a repurchase dispute.

Ms. Katherine W. Hsu

November 13, 2015

Comment 6:	We note that the restriction that the “details and/or existence of any unfulfilled repurchase request” may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to remove this restriction on the use of publicly available information that is required to be disclosed by law. Please also confirm to us that any confidentiality restrictions will not infringe on the rights of certificateholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response:	In response to Comment 6, American Express has revised the disclosure on page 71. In addition, American Express confirms that the confidentiality restrictions will not infringe on the rights of certificateholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Asset Representations Review

Delinquency Event, page 99

Comment 7:	Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

Response:	American Express confirms that Defaulted Receivables will not be included in the calculation of the “60-Day Delinquency Percentage,” which is the relevant term for determining whether a “Delinquency Event” has occurred. To clarify this point in response to Comment 7, American Express has revised the disclosure on page 99.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2, and Exhibits Index

Comment 8:	Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

Response:	In response to Comment 8, American Express has refiled the form of depositor certification for shelf offerings of asset-backed securities as Exhibit 36.1 to Amendment No. 2.

Ms. Katherine W. Hsu

November 13, 2015

Exhibits

Form of Asset Representations Review Agreement

Comment 9:	We note in Section 3.11 of the Asset Representations Review Agreement that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Response:	In response to Comment 9, American Express has revised Section 3.11 of the Asset Representations Review Agreement and has filed a revised form of the same as Exhibit 10.1 to Amendment No. 2.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077 or my partner, Robert Moyle, at (212) 506-5189.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Arthur C. Sandel, Securities and Exchange Commission
Hughes Bates, Securities and Exchange Commission
Laureen E. Seeger, American Express Company
Carol V. Schwartz, American Express Company
Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP